Exhibit 99.1

TD Announces Results of Conversion Privilege of Non-Cumulative
5-Year Rate Reset Preferred Shares, Series S

TORONTO - July 22, 2013 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that 4,612,509 of its 10 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S (the “Series S Shares”) will be converted on July 31, 2013, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series T (the “Series T Shares”) of TD.  As a result, on July 31, 2013, TD will have 5,387,491 Series S Shares and 4,612,509 Series T Shares issued and outstanding.  The Series S Shares and the Series T Shares will be listed on the Toronto Stock Exchange under the symbols TD.PR.S and TD.PR.T, respectively.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013.  The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:
Rudy Sankovic
Senior Vice President, Investor Relations
416-308-9030

Ali Duncan Martin
Manager, Media Relations
416-983-4412